UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

15 June 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMYLIN PHARMACEUTICALS, INC.

File No. 0-19700 -- CF# 27939

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AMYLIN PHARMACEUTICALS, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2012.

Based on representations by AMYLIN PHARMACEUTICALS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.7	through January 1, 2017
Exhibit 10.42	through July 31, 2015
Exhibit 10.43	through January 1, 2017
Exhibit 10.44	through December 31, 2013
Exhibit 10.45	through December 31, 2013
Exhibit 10.46	through January 1, 2017
Exhibit 10.47	through December 31, 2013
Exhibit 10.48	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel